Exhibit 99.3

NEBIUS GROUP N.V.

CLAWBACK POLICY

(as adopted September 3, 2025)

I.	Introduction

The Board of Directors (the “Board”) of Nebius Group N.V. (the “Company”) believes that it is in the best interests of the Company and its stakeholders including shareholders to create and maintain a culture that emphasizes integrity and accountability. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”) and Nasdaq Listing Rule 5608 (the “Clawback Listing Standards”).

II.	Administration

This Policy shall be administered by the Board or, if so designated by the Board, the compensation committee of the Board (the “Compensation Committee”), in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

III.	Covered Executives

This Policy applies to the Company’s current and former executive officers, as determined by the Board in accordance with the definition in Section 10D of the Exchange Act and the Clawback Listing Standards, and such other employees who may from time to time be deemed subject to the Policy by the Board (“Covered Executives”).

IV.	Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Board will require reimbursement or forfeiture of any excess Incentive Compensation (as defined below) received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

V.	Incentive Compensation

For purposes of this Policy, “Incentive Compensation” means any of the following; provided that, such compensation is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure:

•	Annual bonuses and other short- and long-term cash incentives.

•	Share options.

•	Share appreciation rights.

•	Restricted shares.

•	Restricted shares units.

•	Performance shares.

•	Performance units.

Financial reporting measures include:

•	Company share price.

•	Total shareholder return.

•	Revenues.

•	Net income.

•	Earnings before interest, taxes, depreciation, and amortization (EBITDA).

•	Funds from operations.

•	Liquidity measures such as working capital or operating cash flow.

•	Return measures such as return on invested capital or return on assets.

•	Earnings measures such as earnings per share.

VI.	Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the Incentive Compensation paid to the Covered Executive based on the erroneous data that exceeds the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board, without regard to any taxes paid by the Covered Executive in respect of the Incentive Compensation paid based on the erroneous data.

If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

VII.	Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:

(a) requiring reimbursement of cash Incentive Compensation previously paid;

(b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

(c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

(d) cancelling outstanding vested or unvested equity awards; and/or

(e) taking any other remedial and recovery action permitted by law, as determined by the Board.

VIII.	No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation, and shall not pay or reimburse any such Covered Executive for premiums incurred or paid for any insurance policy to fund such Covered Executive’s potential recovery obligations.

IX.	Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, any applicable rules or standards adopted by the Securities and Exchange Commission (the “SEC”), and the Clawback Listing Standards.

X.	Effective Date

This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive Compensation was approved, awarded, or granted to Covered Executives prior to the Effective Date.

XI.	Amendment; Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the SEC under Section 10D of the Exchange Act and to comply with the Clawback Listing Standards and any other rules or standards adopted by a national securities exchange on which the Company’s securities are listed.

The Board may terminate this Policy at any time.

XII.	Other Recoupment Rights

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

XIII.	Relationship to Other Plans and Agreements

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. In the event of any inconsistency between the terms of the Policy and the terms of any employment agreement, equity award agreement, or similar agreement under which Incentive Compensation has been granted, awarded, earned or paid to a Covered Executive, whether or not deferred, the terms of the Policy shall govern.

XIV.	Acknowledgment

The Covered Executive shall, if requested by the Company, sign an acknowledgment form in the form attached hereto as Exhibit A in which they acknowledge that they have read and understand the terms of the Policy and are bound by the Policy.

XV.	Impracticability

The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed.

XVI.	Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Exhibit A

CLAWBACK POLICY ACKNOWLEDGMENT

The Board of Directors (the “Board”) of Nebius Group N.V. (the “Company”) has adopted the Nebius Group N.V. Clawback Policy (the “Clawback Policy”) which is applicable to the Company’s Covered Executives. Any capitalized terms used in this acknowledgment that are not otherwise defined shall have the meaning ascribed to them in the Clawback Policy.

I, the undersigned, acknowledge that I have received a copy of the Clawback Policy, as it may be amended, restated, supplemented or modified from time to time, and that I read it, understand it, and acknowledge that I am fully bound by, and subject to, all of the terms and conditions thereof.

In the event of any inconsistency between the terms of the Clawback Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program, or arrangement under which Incentive Compensation (as defined in the Clawback Policy) has been granted, awarded, earned, or paid to me, whether or not deferred, the terms of the Clawback Policy shall govern.

If the Board determines that any Incentive Compensation I have received must be forfeited, repaid, or otherwise recovered by the Company, I shall promptly take whatever action is necessary to effectuate such forfeiture, repayment, or recovery.

I acknowledge that I am not entitled to indemnification in connection with the Company’s enforcement of the Clawback Policy.

I understand that any delay or failure by the Company to enforce any requirement contained in the Clawback Policy will not constitute a waiver of the Company’s right to do so in the future.

Signature

Name

Date